

News Release
2020 Annual General and Special Meeting of the Shareholders of B2Gold:
Webcast/Dial-in Details and How to Attend/Participate/Vote

Vancouver, Canada, June 9, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will host its 2020 Annual General and Special Meeting of the Shareholders (the "Meeting") on **Friday, June 12, 2020, at 2:00 pm PDT/5:00 pm EDT**. Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of COVID-19, the Meeting will take place in a **virtual-only format online via live video webcast**.

As the Meeting will be in a virtual-only format, registered and non-registered shareholders of B2Gold will **not be able to attend in person**. B2Gold strongly encourages all registered shareholders who would like to attend, participate and/or vote virtually online via live webcast to carefully **follow the procedures** outlined in the Company's Management Information Circular and the Meeting's User Guide (both filed on SEDAR on May 11, 2020). If you are a non-registered shareholder, you will be able to attend, participate and/or vote at the Meeting online via live webcast only if you duly appoint yourself as proxyholder through the method specified by your intermediary. If a non-registered shareholder does not comply with these requirements, you will be able to attend the Meeting online via live webcast as a guest but will not be able to vote or ask questions.

How to attend the virtual Meeting as a registered shareholder or duly appointed proxyholder:

Registered shareholders and duly appointed proxyholders wishing to attend and to vote virtually at the Meeting should follow these steps:

1. Log into https://web.lumiagm.com/245544973 on the Meeting date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2. Click on "I have a login".

3. Enter your 15-digit control number as your username (located on the form of proxy or in the email notification provided to you by Computershare).

4. Enter the password: "b2gold" (case sensitive).

Shareholders who have duly appointed themselves or another proxyholder to attend and vote at the Meeting online MUST register the appointed proxyholder with Computershare by visiting http://www.computershare.com/B2Gold **by no later than 2:00 pm PDT on Wednesday, June 10, 2020**. Computershare will ask for the appointed proxyholder's contact information and will send such appointed proxyholder a user ID number or username via email shortly after this deadline and then may proceed with the steps above to log into the virtual Meeting.

Shareholders should note that if they participate and vote on any matter at the virtual Meeting they will revoke any previously submitted proxy.

How to attend the virtual Meeting as a guest:

1. Log into https://web.lumiagm.com/245544973 on the Meeting date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2. Click on "I am a guest".

3. Enter the password: "b2gold" (case sensitive)

How to vote in advance of the Meeting:

If you are a shareholder and are unable to participate in the Meeting online via live webcast, in order for your proxy to be valid you must submit your vote **by no later than 2:00 pm PDT on Wednesday, June 10, 2020**.

Shareholders are encouraged to vote today via the internet or telephone using the control number found on the proxy or voting instruction form that was mailed out to you to ensure your vote is received in a timely manner.

Registered shareholders may vote by: *shares held in own name and represented by a physical certificate.*
- Internet: www.investorvote.com
- Telephone: +1 866-732-8683

Beneficial shareholders may vote by: *shares held with a broker, bank or other intermediary.*
- Internet: www.proxyvote.com
- Telephone: +1 877-452-7184

Shareholder Questions

Shareholders who have questions or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at +1 877-452-7184 (North America – toll free) or +1 416-304-0211 (outside North America), or by email at assistance@laurelhill.com.

Once the Meeting is adjourned, there will be presentations from Clive Johnson, President & CEO, and other B2Gold senior executives and spokespeople. The presentations will provide a review of B2Gold's performance in 2019, a general corporate update of the first half of 2020, and will conclude with a Q&A session.

The Meeting will be available to registered and non-registered shareholders and guests, and accessible via live webcast by clicking here: https://web.lumiagm.com/245544973.

In the unlikely event that your internet connection to the webcast is lost or interrupted, or as an alternative method to access the webcast, the Meeting will also be accessible by dialling +1 647-427-7450 (local – Toronto), +1 778-371-9827 (local – Vancouver) or +1 888-231-8191 (toll free – North America). However, participation through the conference line will only allow the Meeting attendees to listen in and you will not be able to vote or ask questions.

A playback of the Meeting will be available until June 26, 2020, on B2Gold's events page or by dialling +1 416-849-0833 (local – Toronto) or +1 855-859-2056 (toll free – North America) (passcode 7987089).

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, the Company has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries including Mali and Colombia. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company's website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
VP, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations; statements regarding activities or achievements of B2Gold including, without limitation: consolidated gold production of between 1,000,000 and 1,055,000 ounces in

2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements. B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors relating to B2Gold's ability to carry on current and future operations, including: the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; and other assumptions and factors generally associated with the mining industry. B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.